 FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of July

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 13 July 2016

Name of applicant:		HSBC Holdings plc
Name of scheme:

1.   Employee Share Option Scheme
2.   Executive Share Option Scheme
3.   Employee SAYE Plan
4.   Ongoing obligations to issue shares in connection with the acquisition of HSBC Finance Corporation (formerly Household International Inc.)
5.   HSBC Holdings Group Share Option Plan
6.   HSBC Share Plan
7.   HSBC Share Plan 2011
8.   HSBC International Employee Share Purchase Plan

Period of return:	From:	01.01.2016	To:	30.06.2016
Balance of unallotted securities under scheme(s) from previous return:

1.   122,418 ordinary shares of US$0.50 each
2.   1,468,459 ordinary shares of US$0.50 each
3.   10,493,730 ordinary shares of US$0.50 each
4.   68,325,450 ordinary shares of US$0.50 each
5.   19,458,570 ordinary shares of US$0.50 each
6.   837,020 ordinary shares of US$0.50 each
7.   86,575,831 ordinary shares of US$0.50 each
8.   1,453,767 ordinary shares of US$0.50 each

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		1. 0 2. 0 3. 0 4. 0 5. 0 6. 0 7. 0 8. 0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		1. 0 2. 0 3. 1,382,171 4. 0 5. 0 6. 12,133 7. 62,599,474 8. 46,063
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		1. 122,418 2. 1,468,459 3. 9,111,559 4. 68,325,450 5. 19,458,570 6. 824,887 7. 23,976,357 8. 1,407,704

Name of contact:	Mark Chambers, Deputy Group Company Secretary
Telephone number of contact:	020 7991 2080

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                   By:

                                                                                     Name: Ben J S Mathews

                                                                                                Title: Group Company Secretary

                                                                             Date: 13 July 2016